ATS-N/UA: Part I: Identifying Information

Identifying Information

⊙ ~~Yes~~   ○ ~~No~~

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	~~LUMINEX TRADING & ANALYTICS~~KEZAR TRADING, LLC

6. Provide, if any, the website URL of the NMS Stock ATS:

~~https://www.levelats.com~~ https://www.kezarmarkets.com/level-ats/

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?	⊙ Yes ○ No
If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	~~Luminex Trading & Analytics~~Kezar Trading, LLC ("~~Luminex~~Kezar Trading" or the "Firm") is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. The Luminex ATS has a feature called "LeveLUp" that allows Luminex ATS Subscribers who have opted in to the feature to have ~~Luminex~~ Kezar Trading route certain of their orders from ~~Luminex~~ Kezar Trading to the LeveL ATS. Please see the Luminex ATS Form ATS-N for details on the rules and policies of the LeveLUp feature. Orders received from the Luminex ATS are handled by the LeveL ATS in the same manner as orders from any other LeveL ATS subscriber and do not have any special or different priority in the LeveL ATS. The MPID for ~~Luminex~~ Kezar Trading as broker-dealer operator is LTAA. Orders routed by ~~Luminex~~ Kezar Trading to the LeveL ATS are agency capacity only. No other business units of the broker-dealer operator are permitted to enter or direct the entry of orders or trading interest to the LeveL ATS.
b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?	⊙ Yes ○ No
c. Are there any formal or informal arrangements with any of the business units required to be identified in Item	○ Yes ⊙ No

1(a) to provide orders or trading interest to the NMS Stock ATS (e.g. undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

◯ Yes ⦿ No

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

⦿ Yes ◯ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

FMR Sakura Holdings, Inc. ("FMR Sakura") owns a minority stake in ~~Titan Parent Company~~Kezar Markets, LLC ("~~Titan~~Kezar Markets"). ~~Luminex Trading & Analytics~~Kezar Trading, LLC ("~~Luminex~~Kezar Trading" or the "Firm") is a wholly owned subsidiary of ~~Titan~~ Kezar Markets and is the only operating subsidiary of ~~Titan~~Kezar Markets. Fidelity Global Brokerage Group, Inc. ("FGBG") owns a separate, smaller stake in ~~Titan~~Kezar Markets. FMR Sakura and FGBG are wholly owned subsidiaries of FMR LLC, which operates a number of businesses under the trade name Fidelity Investments ("Fidelity"). By virtue of FMR Sakura's and FGBG's stakes in ~~Titan~~Kezar Markets, both FMR Sakura and FGBG are indirect affiliates of ~~Luminex~~Kezar Trading.

Fidelity's National Financial Services LLC ("NFSC" - a registered broker-dealer) may enter orders or trading interest to the ATS on an agency or principal basis.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

⦿ Yes ◯ No

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g. undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

◯ Yes ⦿ No

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?	○ Yes ● No

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	● Yes ○ No
If yes, explain the opt-out process.	As described in Item 1(a) above, ~~Luminex~~ Kezar Trading is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow ~~Luminex~~ Kezar Trading to route certain Luminex ATS Subscriber orders to the LeveL ATS.

LeveL ATS subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). See Part III Item 14. Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest routed to the LeveL ATS by ~~Luminex~~Kezar Trading, the broker-dealer operator of both the LeveL ATS and the Luminex ATS, relating to the LeveLUp feature of the Luminex ATS. |
| b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS? | ● Yes ○ No |
| If yes, explain the opt-out process. | Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest of an Affiliate of ~~Luminex~~ Kezar Trading (in such Affiliate's capacity as a LeveL ATS subscriber).

Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). A subscriber may utilize Internalization-Only permissioning or Desk Permissioning such that the subscriber's orders are ineligible to interact with other orders submitted by an Affiliate of ~~Luminex~~ Kezar Trading or any other LeveL ATS subscriber.

Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups (as defined at Part III Item 13). As noted at Part III Item 13, all subscribers are members of one or more Predetermined Counterparty Groups. Accordingly, a subscriber that elects to not interact with one or more Predetermined Counterparty Groups may effectively opt out of interacting with the orders and trading interest of an Affiliate(s) of ~~Luminex~~Kezar Trading. While a Predetermined Counterparty Group may exclude trading interest of one or more Affiliates of ~~Luminex~~Kezar Trading, the identities of the subscribers comprising each Predetermined Counterparty Group are not disclosed to subscribers (other than a subscriber's own Predetermined Counterparty Group categorization(s)).

Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group" and, together with Predetermined Counterparty |

Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on ~~Luminex's~~ Kezar Trading's willingness and ability to support such a proposed Custom Counterparty Group. While a Custom Counterparty Group may exclude trading interest of an Affiliate of ~~Luminex~~Kezar Trading, the identities of the subscribers comprising any Custom Counterparty Group will not be disclosed to the subscriber making the election.

See Part III Items 13 and 14 for additional information regarding subscriber segmentation and counterparty permissioning.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?	◉ Yes ◯ No

Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	◉ Yes ◯ No
If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	As described in Item 1(a) above, ~~Luminex~~ Kezar Trading is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow ~~Luminex~~ Kezar Trading to route certain Luminex ATS Subscriber orders to the LeveL ATS. This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The LeveL ATS has no other agreements with any other Trading Centers to access the LeveL ATS Services.
b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?	◯ Yes ◉ No

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that	◉ Yes ◯ No

services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	~~Luminex~~ Kezar Trading is the operator of the LeveL ATS. In addition to providing technology support and development for the LeveL ATS, certain staff from ~~Titan~~Kezar Markets, Kezar Trading~~Luminex~~'s parent, also provide technology support and development in connection with the operation of the Luminex ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS. Personnel in ~~Titan's~~ Kezar Markets' and Kezar Trading's technology and operations departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively "Technology and Operations Personnel"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. As described more fully in Item 7d, members of ~~Luminex~~ Kezar Trading Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities. ~~Luminex~~ Kezar Trading is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding Luminex, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in ~~Titan~~Kezar Markets, Kezar Trading~~Luminex~~'s parent. While ~~Luminex~~ Kezar Trading is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the LeveL ATS. Further, no employee of ~~Luminex~~ Kezar Trading is separately an employee of any Nasdaq Entity, nor is any employee of ~~Luminex~~ Kezar Trading involved in the operation of any national securities exchanges operated by a Nasdaq entity (the "Nasdaq Securities Exchanges"). As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. ~~Luminex~~ Kezar Trading reports transactions effected in the LeveL ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	⦿ Yes ◯ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and	The LeveL ATS servers are located at the Equinix NY4 data center. Equinix, as host of the data center, provides cross connects and related connectivity to the LeveL ATS. See Part III Item 6 for additional information. All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information. Pursuant to a fully disclosed clearing arrangement between ~~Luminex~~ Kezar Trading and BofA Securities, Inc. ("BofA"), BofA clears and settles all transactions executed on the LeveL ATS. See Part III Item 22 for additional information.

functionalities, and also provide a summary of the role and responsibilities of the service provider here.	The LeveL ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	◉ Yes ◯ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	BofA provides clearance and settlement services to ~~Luminex~~ Kezar Trading for transactions effected on the LeveL ATS. BofA is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. BofA may use any of the LeveL ATS functionality disclosed in this Form ATS-N. Nasdaq operates the FINRA/Nasdaq TRF Carteret. Additionally, the Nasdaq Securities Exchanges are participants in the committees that operate each SIP feed.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	◉ Yes ◯ No

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	~~Luminex's~~ Kezar Trading's sole brokerage business is the operation of the LeveL and Luminex ATSs. Access to the LeveL ATS systems is controlled by user credentials, passwords, and security certificates assigned by ~~Luminex~~ Kezar Trading staff. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of ~~Luminex~~ Kezar Markets or Kezar Trading with the ability to view open order interest in the LeveL ATS are certain members of ~~Luminex's~~ Kezar Markets and Kezar Trading Technology and Operations Personnel that support the LeveL ATS. ~~Luminex~~ Kezar Markets Technology and Operations Personnel that support both the LeveL ATS and the Luminex ATS are located in ~~Luminex's~~ Kezar Trading Charleston, SC office. All other ~~Luminex~~ Kezar Trading personnel that support the Level ATS are located in ~~Luminex's~~ Kezar Trading's Boston, MA offices. ~~Luminex's~~ Kezar Trading's Boston, MA and Charleston, SC offices require keycard access for entry. ~~Luminex~~ Kezar Trading may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. ~~Luminex's~~ Kezar Trading's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at ~~Luminex~~ Kezar Trading. ~~Luminex~~ Kezar Trading policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the LeveL ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using confidential trading information from the LeveL ATS in any way relating to their support and operations of the Luminex ATS. ~~Luminex~~ Kezar Trading policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing LeveL ATS subscriber confidential trading information with other ~~Luminex~~ Kezar Trading personnel or Nasdaq personnel. ~~Luminex's~~ Kezar Trading's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific

destination IP. The LeveL ATS servers are kept in a secure data center located in New Jersey which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured LeveL ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, ~~Luminex~~ Kezar Trading will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the LeveL ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (i.e., no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the LeveL ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself), and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, ~~Luminex~~ Kezar Trading makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

All ~~Luminex~~ Kezar Markets and Kezar Trading employees, including but not limited to the Technology and Operations Personnel and the Legal and Compliance staff who support both the LeveL ATS and the Luminex ATS, are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of LeveL ATS and Luminex ATS subscribers. ~~Luminex~~ Kezar Trading does not have any individual or retail customer accounts, including employee accounts. As such, ~~Luminex~~ employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the ~~Luminex~~ Kezar Trading Chief Compliance Officer (CCO). ~~Luminex~~ All employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all ~~Luminex~~ employee-related accounts held outside the Firm. ~~Luminex~~ Kezar Trading Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of subscriber confidential trading information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. ~~Luminex~~ All employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ:

Nasdaq owns a minority interest in ~~Luminex's~~ Kezar Trading's parent company, Kezar Markets~~Titan~~. Kezar Trading~~Luminex~~ and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between ~~Luminex~~ Kezar Trading and the Nasdaq Entities (including, for clarity, the sharing of LeveL ATS subscriber confidential trading information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with ~~Luminex~~Kezar Trading). Further, Kezar Trading~~Luminex~~ personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the LeveL ATS utilize wholly separate technology and systems. Nasdaq personnel do not have access to the LeveL ATS systems, and ~~Luminex~~ Kezar Trading personnel do not have access to the systems used in connection with the operation of the Nasdaq Securities Exchanges. ~~Luminex~~ Kezar Trading does not share any office space with any Nasdaq entity. ~~Luminex~~ Kezar Trading policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing ~~Luminex~~ Kezar Trading premises and systems, and from obtaining order, execution and other system data relating to ~~Luminex's~~ Kezar Trading's operations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◉ Yes ○ No
If yes, explain how and under what conditions.	A subscriber may request that ~~Luminex~~ Kezar Trading identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to LeveL ATS sales or support staff, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, "the "Designated Subscribers"). ~~Luminex~~ Kezar Trading may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. LeveL ATS sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in ~~Luminex's~~ Kezar Trading's LeveL ATS user database. Subscribers may permission LeveL ATS sales personnel not otherwise involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (e.g., executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team.
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◉ Yes ○ No
If yes, explain how and under what conditions.	A Consenting Subscriber may remove any Designated Subscriber (i.e., instruct ~~Luminex~~ Kezar Trading to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying ~~Luminex~~Kezar Trading. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Subscribers who had previously granted permission for LeveL ATS sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order to provide post trade reports may withdraw their consent at any time, for any reason, by notifying ~~Luminex~~Kezar Trading. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. ~~Luminex~~ Kezar Trading attempts to process the above requests without unreasonable delay.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading	As noted in Part II Item 7b above, certain Technology and Operations Personnel (who also support the Luminex ATS), due to their involvement in operating the LeveL ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software development and (iii) members of LeveL ATS's operations support desk who provide "customer support" services.

information that is accessible by them, and the basis for the access.	Technology and Operations Personnel involved in operating the LeveL ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the Luminex ATS, further discussed in Part II Item 6 above.

Members of ~~Luminex's~~ Kezar Trading's Compliance and Legal departments that support both the LeveL ATS and the Luminex ATS may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, ~~Luminex~~ Kezar Trading Compliance and Legal personnel do not have direct access to such information and, instead, are provided such information by Technology and Operations Personnel upon request. |

ATS-N/UA: Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?	◉ Yes ○ No
b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	◉ Yes ○ No
If yes, list and provide a summary of the conditions.	Prior to being granted access to the LeveL ATS, all prospective subscribers must:

(1) complete a new account form;

(2) provide all required supporting documentation (e.g., formation documents, Form BD);

(3) submit an account application listing key management and beneficial owners; and,

(4) execute a subscriber agreement and any other relevant agreement applicable to the services to be provided to the client.

~~Luminex~~ Kezar Trading does not admit natural persons as subscribers to the LeveL ATS. ~~Luminex~~Kezar Trading, in its sole discretion, may restrict a prospective subscriber from accessing the LeveL ATS services due to legal, credit, or other concerns, including, without limitation:

1. Suspension or expulsion from an SRO;
2. Credit risk;
3. Existence of regulatory settlements; and,
4. Negative news reports relating to the prospective subscriber.

Any Nasdaq Entity is not eligible to become a subscriber to the LeveL ATS. |

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	⦿ Yes ◯ No
d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?	⦿ Yes ◯ No

Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?	⦿ Yes ◯ No
If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	~~Luminex~~Kezar Trading, in its sole discretion, may restrict a current subscriber from accessing the LeveL ATS services due to legal, credit or other concerns, including without limitation: 1. Suspension or expulsion from an SRO; 2. Failure to maintain broker-dealer registration; 3. Failure to make timely and proper settlement of transactions; 4. Failure to deliver funds or securities as required; 5. Credit risk; 6. Existence of regulatory settlements; and, 7. Negative news reports relating to a subscriber. For clarity, and as separately noted in response to Part III Item 2 above, any Nasdaq Entity is not eligible to become a subscriber to the LeveL ATS.
b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?	◯ Yes ⦿ No
If no, identify and explain any differences.	~~Luminex~~ Kezar Trading may exercise its discretion in determining whether to restrict a current subscriber from accessing a service of the LeveL ATS, including in determining whether to restrict a subscriber from submitting or interacting with Conditional Orders. For instance, ~~Luminex~~ Kezar Trading personnel will assess negative news events on a subscriber-by-subscriber basis and may apply different standards in determining whether to exclude, in whole or in part, a subscriber from the LeveL ATS services due to such news events.

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

Order Types (Generally): As further discussed herein, the LeveL ATS accepts f~~F~~irm o~~O~~rders, including Firm-Up Orders, ~~Conditional~~ conditional ~~Orders~~orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders (VWAP Sliced Orders, together with Full Day VWAP Orders and VWAP Block Orders, the "VWAP Order Types"). Except where otherwise noted, references to ~~Firm~~ firm ~~Orders~~ orders include Firm-Up Orders (as that term is defined herein). Orders of a particular VWAP Order Type may only interact with orders of the same VWAP Order type (e.g., Full Day VWAP Orders may only interact with other Full Day VWAP Orders). Except where noted below, all orders may be cancelled by timely submission to the LeveL ATS of cancellation instructions.

Firm Orders (Excluding Firm-Up Orders): Firm ~~Orders~~ orders may include market, limit or pegged price instructions. Subscribers may designate ~~Firm~~ firm ~~Orders~~ orders as immediate-or-cancel ("IOC"), "Day," good-til-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below). Subscribers may designate ~~Firm~~ firm ~~Orders~~ orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers may designate ~~Firm~~ firm ~~Orders~~ orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the LeveL ATS, the LeveL ATS will accept the ALO order for further processing (e.g., potential matching where the ALO would be deemed to be adding liquidity).

Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, include an ultimate limit price (e.g. buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for orders other than IOC and Enhanced IOC orders, may also include an offset price (e.g., buy 100 shares of ABC pegged to the national best offer ("NBO") minus $0.02). Firm ~~Orders~~ orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO").

Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the LeveL ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

As noted above, subscribers may designate orders as "Enhanced IOC" orders. Only ~~Firm~~ firm ~~Orders~~ orders may be designated as Enhanced IOC orders. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the LeveL ATS. However, where there is a resting eligible contraside ~~Conditional~~ conditional ~~Order~~ order or ~~Orders~~ orders in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the LeveL ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a ~~Firm~~ firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the LeveL ATS and may "invite" other ~~Conditional~~ conditional ~~Orders~~ orders to "firm-up." In the event the Enhanced IOC order receives a partial fill during the Hold Period the LeveL ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired). Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason.

By default, the LeveL ATS designates ~~Firm~~ firm ~~Orders~~ orders (including Enhanced IOC orders) as ineligible to interact with ~~Conditional~~ conditional ~~Orders~~orders. However, ~~Luminex~~ Kezar Trading will remove the default designation upon subscriber request and permit the subscriber to designate ~~Firm~~ firm ~~Orders~~ orders as either eligible or ineligible to interact with ~~Conditional~~ conditional ~~Orders~~ orders on an order-by-order basis. Firm ~~Orders~~ orders designated as ineligible to interact with ~~Conditional~~ conditional ~~O~~orders will not invite a ~~Conditional~~ conditional ~~Order~~ order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction).

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Firm ~~Orders~~ orders may be modified, but their firm status cannot be modified (i.e., a ~~Firm~~ firm ~~Order~~ order cannot be modified to be a ~~Conditional~~ conditional ~~Order~~ order). A modified ~~Firm~~ firm ~~Order~~ order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

Conditional Orders: A ~~Conditional~~ conditional ~~Order~~ order is an instruction to the LeveL ATS that the subscriber wants to interact with the order book on a conditional basis. A ~~Conditional~~ conditional ~~Order~~ order never executes; instead, when a ~~Conditional~~ conditional ~~Order~~ order would have otherwise matched with another order, the ~~Conditional~~ conditional ~~Order~~ order is cancelled by the LeveL ATS and an invitation (i.e., an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, ~~Conditional~~ conditional ~~Orders~~ orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to ~~Luminex~~Kezar Trading, however made, ~~Luminex~~ Kezar Trading will remove the default logic and allow ~~Conditional~~ conditional ~~Orders~~ orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such ~~Conditional~~ conditional ~~Orders~~ orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other ~~Conditional~~ conditional ~~Orders~~orders, "Non-Session Conditional Orders"). For clarity, as used herein, the term "~~Conditional~~ conditional ~~Order~~order" includes both Session and Non-Session Conditional Orders unless otherwise specified.

Conditional ~~Orders~~ orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, ~~Conditional~~ conditional ~~Orders~~ orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional ~~Orders~~ orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional ~~Orders~~ orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e. sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, ~~Conditional~~ conditional ~~Orders~~ orders must include a Minimum Block Size quantity. Subscribers may designate ~~Conditional~~ conditional ~~Orders~~ orders as "Day" or GTT. Conditional ~~Orders~~ orders may not be designated as IOC or Enhanced IOC. Conditional ~~Orders~~ orders may be modified, but their conditional status cannot be modified (i.e., a ~~Conditional~~ conditional ~~Order~~ order cannot be modified to be a ~~Firm~~firm ~~Order~~order). Conditional ~~Orders~~ orders may include instructions to not interact with ~~Firm~~ firm ~~Orders~~ orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" ~~Conditional~~ conditional ~~Order~~ order must also include conditional-only instructions. Firm ~~Orders~~orders, other than Firm-Up Orders resulting from a "conditional-only" ~~Conditional~~ conditional ~~Order~~order, may not include a conditional-only order attribute. Non-Session Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Session Conditional Orders are eligible to interact at any price at or inside the NBBO. Where "eligible" contraside interest exists, all eligible ~~Conditional~~ conditional ~~Orders~~ orders will receive Invites, regardless of time of receipt. Conditional ~~Orders~~ orders may include ALO instructions, in which case the party submitting the ~~Conditional~~ conditional ~~Order~~ order will only receive an Invite where the ~~Conditional~~ conditional ~~Order~~ order would have been deemed to add liquidity at the time of the match (that is, assuming both the ~~Conditional~~ conditional ~~Order~~ order and contraside interest were firm orders). Subscribers may designate their ~~Conditional~~ conditional ~~Orders~~ orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Firm-Up Orders: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III Part 9). A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the ~~Conditional~~ conditional ~~Order~~ order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying ~~Conditional~~ conditional ~~Order~~order, and accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the ~~Conditional~~ conditional ~~Order~~ order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating ~~Conditional~~ conditional ~~Order~~ order (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating ~~Conditional~~ conditional ~~Order~~ order (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a marketable limit Firm-Up Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from ~~Conditional~~ conditional ~~Orders~~ orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the LeveL ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The LeveL ATS will reject Firm-Up Orders with ALO instructions where the related ~~Conditional~~ conditional ~~Order~~ crder did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with ~~Conditional~~ conditional ~~Orders~~orders, but may designate Firm-Up Orders as only eligible to interact with ~~Conditional~~ conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" ~~Firm~~ firm ~~Orders~~ orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" ~~Firm~~ firm ~~Order~~order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated as "standard" Firm Orders when determining both eligible execution prices and resulting execution price.

The LeveL ATS does not prevent subscribers from submitting ~~Firm~~ firm ~~Orders~~ orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Minimum Execution Size: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a ~~Firm~~ firm ~~Order~~order. Minimum Quantities and Minimum Block Sizes may be expressed in odd or mixed lots, but only where the subscriber has designated the order as eligible to execute in odd or mixed lots, as applicable. The LeveL ATS will reject any order with an odd or mixed lot Minimum Quantity or Minimum Block Size where the subscriber has not separately designated the order as eligible to execute in odd or mixed lots, as applicable. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contraside orders. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contraside interest. Conditional and Firm-Up Orders must include a Minimum Block Size instruction. The LeveL ATS, however, will accept a ~~Conditional~~ conditional or Firm-Up Order that includes a Minimum Quantity instruction, but it will treat the Minimum Quantity instruction as a Minimum Block Size instruction. The VWAP Order Types cannot include Minimum Quantity or Minimum Block Size instructions although they do, as further discussed below, include Minimum Anchor Quantity instructions.

Leaves Quantity; Minimum Quantity Orders: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the LeveL ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction for the order (that is, disregards the Minimum Quantity instruction and allows the order to execute in any permitted lot size).

Leaves Quantity; Minimum Block Size Orders: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the LeveL ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

ORDER ROUTING: The LeveL ATS does not route any order flow.

See ATS-N Part III ITM.7a for the remainder of this response.

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b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

◉ Yes ○ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

By default, the LeveL ATS will reject any order for fewer than 100 shares, even when a round lot for the relevant security is less than 100 shares. As further discussed at subpart (c) below, subscribers may instruct the ATS to accept ~~Conditional~~ conditional ~~Orders~~orders, ~~Firm~~firm ~~Orders~~orders, and VWAP Orders (including ~~Conditional~~ conditional VWAP Orders) for fewer than 100 shares.

Where a subscriber has not instructed the LeveL ATS to execute odd lot orders, an odd lot order will be rejected. Where a subscriber has permitted odd lot orders, an odd lot order will be accepted. VWAP Sliced Orders require order instructions permitting both odd and mixed lot executions in the event their order quantity is fewer than 500 shares (for illiquid securities) and 700 shares (for liquid securities). Where a VWAP Sliced Order includes instructions permitting both odd and mixed lot executions, the minimum order quantity is 5 shares (for illiquid securities) or 7 shares (for liquid securities).

By default, the LeveL ATS will reject any order for more than 1,000,000 shares. Subscribers may instruct the LeveL ATS to accept orders for more than 1,000,000 shares.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does the NMS Stock ATS accept or execute odd-lot orders?	◉ Yes ○ No
If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).	By default, the LeveL ATS rejects any order for fewer than 100 shares. However, a subscriber may instruct the LeveL ATS to accept odd lot ~~Conditional~~ conditional ~~Orders~~orders, ~~Firm~~ firm ~~Orders~~ orders and VWAP Orders (including ~~Conditional~~ conditional VWAP Orders) and treat such orders as eligible for execution. Except as noted above, odd lots, where accepted, are treated the same as round lot orders.
d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	◉ Yes ○ No
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	By default, the LeveL ATS accepts mixed lot orders (e.g., orders for 150 shares), but only executes the order in round lots and cancels any odd-lot leaves quantity following the last round-lot execution. Notwithstanding the foregoing, a subscriber may instruct the LeveL ATS to treat orders submitted by the subscriber as eligible for execution in one or more mixed lots. Subscribers may separately instruct that any unexecuted odd-lot portion of a mixed lot order remain eligible to interact with other orders in the LeveL ATS. Except as just noted, there is no difference in the ATS's treatment of mixed lot orders relative to round lot orders. A subscriber must separately instruct the LeveL ATS to accept and execute odd-lot orders or the order will be cancelled back to the subscriber once its leaves quantity falls below 100 shares.
f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

(selected) Yes ( ) No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditional and Firm-Up Orders: The LeveL ATS accepts "~~Conditional~~ conditional ~~Orders~~orders." A ~~Conditional~~ conditional ~~Order~~ order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A ~~Conditional~~ conditional ~~Order~~ order never executes; instead, when a ~~Conditional~~ conditional ~~Order~~ order would have otherwise matched with another order, the ~~Conditional~~ conditional ~~Order~~ order is cancelled by the LeveL ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, ~~Conditional~~ conditional ~~Orders~~orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to ~~Luminex~~Kezar Trading, however made, Kezar Trading~~Luminex~~ will remove the default logic and allow ~~Conditional~~ conditional ~~Orders~~ orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such ~~Conditional~~ conditional ~~Orders~~ orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other ~~Conditional~~ conditional ~~Orders~~orders, "Non-Session Conditional Orders"). For clarity, as used herein the term "~~Conditional~~ conditional ~~Order~~order" includes both Session and Non-Session Conditional Orders unless otherwise specified.

Conditional ~~Orders~~ orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, ~~Conditional~~ conditional ~~Orders~~ orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional ~~Orders~~ orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional ~~Orders~~ orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e., sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, ~~Conditional~~ conditional ~~Orders~~ orders must include a Minimum Block Size quantity. Subscribers may designate ~~Conditional~~ conditional ~~Orders~~ orders as "Day" or GTT. Conditional ~~Orders~~ orders may not be designated as IOC or Enhanced IOC. Conditional ~~Orders~~ orders may be modified, but their conditional status cannot be modified (i.e., a ~~Conditional~~ conditional ~~Order~~ order cannot be modified to be a ~~Firm~~ firm ~~Order~~order). Conditional ~~Orders~~ orders may include instructions to not interact with ~~Firm~~ firm ~~Orders~~ orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" ~~Conditional~~ conditional ~~Order~~ order must also include conditional-only instructions. Firm ~~Orders~~orders, other than Firm-Up Orders resulting from a "conditional-only" ~~Conditional~~ conditional ~~Order~~order, may not include a conditional-only order attribute. Conditional ~~Orders~~ orders may include ALO instructions, in which case the party submitting the ~~Conditional~~ conditional ~~Order~~ order will only receive an Invite where the ~~Conditional~~ conditional ~~Order~~ order would have been deemed to add liquidity at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Subscribers may designate their ~~Conditional~~ conditional ~~Orders~~ orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Conditional Order Interaction: In the event eligible contra-party interest exists, whether such contra-party interest is a ~~Firm~~ firm or ~~Conditional~~ conditional ~~Order~~order, the LeveL ATS will notify the submitter of a ~~Conditional~~ conditional ~~Order~~ order via FIX (such notification, the "Invite") and request that the subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contraside interest that would have permitted an execution at the time of the match (had both the ~~Conditional~~ conditional ~~Orders~~ orders and contraside interest been firm orders), including satisfying the ~~Conditional~~ conditional ~~Order's~~ order's minimum block size requirement, are considered "eligible." A single eligible contraside order may generate multiple Invites. For example, where two ~~Conditional~~

conditional ~~O~~orders are resting on the LeveL ATS and a single eligible contraside order is submitted, both ~~Conditional~~ conditional ~~Orders~~ orders will receive Invites.

The LeveL ATS will immediately cancel a ~~Conditional~~ conditional ~~Order~~ order once that ~~Conditional~~ conditional ~~Order~~ order has generated an Invite. The LeveL ATS will not generate Invites until the ATS has attempted to effect an Opening Cross for the relevant security (further discussed at Part III Item 10).

The Invite notes that the ~~Conditional~~ conditional ~~Order~~ order was cancelled (i.e., that a preliminary match occurred) and identifies the number of shares that would have been filled had both orders been firm orders. The Invite recipient will then have two (2) seconds (the "Firm-Up Period") in which to submit a Firm-Up Order. ~~Luminex~~ Kezar Trading anticipates that the majority of subscribers will use automated processes to respond to Invites, although "manual" entry (via FIX) of a Firm-Up Order in response to an Invite is permitted. Firm-Up Orders submitted after the Firm-Up Period will be rejected.

Firm-Up Orders are firm orders submitted in response to an Invite. A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the ~~Conditional~~ conditional ~~Order~~ order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying ~~Conditional~~ conditional ~~Order~~order, and, accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the ~~Conditional~~ conditional ~~Order~~ order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit, or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, NBO, or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may be not pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating ~~Conditional~~ conditional ~~Order~~ order (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating ~~Conditional~~ conditional ~~Order~~ order (e.g., a subscriber that submitted a market ~~Conditional~~ conditional ~~Order~~ order may submit a marketable limit Firm-Up ~~Conditional~~ Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from ~~Conditional~~ conditional ~~Orders~~ orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The ATS will reject Firm-Up Orders with ALO instructions where the related ~~Conditional~~ conditional ~~Order~~ order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with ~~Conditional~~ conditional ~~Orders~~orders, but may designate Firm-Up Orders as only eligible to interact with ~~Conditional~~ conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" ~~Firm~~ firm ~~Orders~~ orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" ~~Firm~~ firm ~~Order~~order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated like "standard" ~~Firm~~ firm ~~Orders~~ orders when determining both eligible execution prices and the resulting execution price.

The LeveL ATS does not prevent subscribers from submitting ~~Firm~~ firm ~~Orders~~ orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Please see ATS-N Part III ITM.9a for the remainder of this response.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 10: <u>Opening and Reopening</u>

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Firm Orders: The LeveL ATS attempts to effect an "Opening Cross" of all ~~Firm~~ firm ~~Orders~~ orders on a security-by-security basis. For each security, after the LeveL ATS has received a trade report marked "last sale eligible" (the "Opening Trade Report"), the LeveL ATS will attempt to cross all eligible open ~~Firm~~ firm ~~Orders~~ orders at the price noted in the Opening Trade Report. If the LeveL ATS attempts to effect an Opening Cross at a price outside the NBBO, the Opening Cross will not occur.

For purposes of the Opening Cross, ~~Firm~~ firm ~~Orders~~ orders are matched on strict time priority (e.g., to the extent both orders have eligible limit prices, a buy order with a higher limit price will not have priority over a buy order received earlier with a lower limit price and orders are not crossed on a pro rata basis).

IOC and Enhanced IOC ~~Firm~~ firm ~~Orders~~ orders are not eligible to participate in the Opening Cross. After the security's Opening Cross (or any attempted Opening Cross), any unmatched ~~Firm~~ firm ~~Orders~~ orders (including the unmatched portion of any order) will, subject to their terms, remain eligible for execution and will match in accordance with the LeveL ATS's standard matching logic. The LeveL ATS accepts ~~Conditional~~ conditional ~~Orders~~ orders prior to any Opening Cross, but ~~Conditional~~ conditional ~~Orders~~ orders are not eligible to participate in an Opening Cross. Firm-Up Orders, by their terms, will not participate in an Opening Cross.

The LeveL ATS does not effect a "reopening cross" of ~~Firm~~ firm ~~Orders~~ orders following a suspension in trading. Rather, all open interest will be eligible for matching and execution in accordance with the ATS's standard matching logic.

Full Day VWAP Orders: The LeveL ATS separately attempts to cross all open Full Day VWAP Orders at 9:28 a.m. ET (the "Full Day

VWAP Cross"). A single Full Day VWAP Order may match with multiple contraside Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders that match and anchor during the Full Day VWAP Cross receive an execution price equal to the security's VWAP for the trading day. The LeveL ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

As noted in subpart (a) above, the LeveL ATS attempts to effect an Opening Cross on a security-by-security basis at the start of each trading day. After the security's Opening Cross (or any attempted Opening Cross), any unmatched orders (including the unmatched portion of any order) will, subject to their terms, remain eligible for execution and will match in accordance with the LeveL ATS's standard matching logic. The LeveL ATS accepts ~~Conditional~~ conditional ~~Orders~~ orders prior to any Opening Cross, but ~~Conditional~~ conditional ~~Orders~~ orders are not eligible to participate in an Opening Cross. Firm-Up Orders, by their terms, will not participate in an Opening Cross.

As separately noted in subpart (a) above, the ATS effects a Full Day VWAP Cross each trading day at 9:28 a.m. ET. Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day and receive an execution price equal to the security's VWAP for the trading day. "Anchored" orders are ineligible to match with other orders in the LeveL ATS. The ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

Subscribers may submit ~~Conditional~~ VWAP Block Orders starting at 7:30 a.m. ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the Opening Trade Report for the relevant security (as defined in subpart (a) above). There is no "opening cross" for ~~Conditional~~ VWAP Block Orders. By their terms, ~~Firm~~ VWAP Block Firm-Up Orders may not be submitted prior to the Opening Trade Report.

Subscribers may submit ~~Conditional~~ VWAP Sliced Orders starting at 7:30 a.m. ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the Opening Trade Report for the relevant security (as defined in subpart (a) above). There is no "opening cross" for ~~Conditional~~ VWAP Sliced Orders. By their terms, ~~Firm~~ VWAP Sliced Firm-Up Orders may not be submitted prior to the Opening Trade Report.

The LeveL ATS does not effect a "reopening cross" following a suspension in trading. Rather, all open interest will be eligible for matching and execution in accordance with the LeveL ATS's standard matching logic.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

Yes ○ No ●

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The LeveL ATS receives subscribers' orders centrally for future processing and execution by operating a limit order matching book that allows subscribers to submit buy and sell orders and to obtain execution against matching orders submitted in the system. Generally, the LeveL ATS accepts orders for all NMS stocks, although the LeveL ATS may reject orders in individual symbols to prevent exceeding certain regulatory thresholds (e.g., the Fair Access and Reg SCI thresholds).

The LeveL ATS accepts ~~Firm~~ firm ~~Orders~~orders, including Firm-Up Orders, ~~Conditional~~ conditional ~~Orders~~orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders.

Conditional and ~~Firm~~ firm Orders may, subject to the restrictions and relevant order instructions, interact with one another. Generally, ~~Firm~~ firm ~~Orders~~ orders represent "firm" trading interest that is eligible to interact immediately at prices at or inside the prevailing NBBO. Conditional ~~Orders~~orders represent "conditional" trading interest that will receive invitations to "firm up" where eligible contraside interest exists. Firm ~~Orders~~orders, other than Firm-Up Orders sent in response to an invitation to firm up, may be designated as ineligible to interact with ~~Conditional~~ conditional ~~Orders~~ orders and where so designated will not invite ~~Conditional~~ conditional ~~Orders~~ orders to "firm up." Firm ~~Orders~~orders and ~~Conditional~~ conditional ~~Orders~~ orders may only interact at prices at or inside the prevailing NBBO.

The LeveL ATS offers three VWAP Order Types: (i) Full Day VWAP Orders, (ii) VWAP Block Orders, and (iii) VWAP Sliced Orders. Execution prices for all VWAP Order Types are determined by the ATS based upon executed trades reported via the SIP during the relevant time period. Trading interest submitted as a particular VWAP Order Type is only eligible to interact with other orders of that same VWAP Order Type. The Full Day VWAP Order type allows subscribers to submit trading interest prior to regular trading hours that, if matched, will execute at the security's VWAP for that trading day. The VWAP Block Order type allows subscribers to submit ~~conditional~~ trading interest that, if ~~firmed-up and~~ anchored with a contraside order as described more fully in Part III Items 7a and 9a, will receive a single execution priced at the VWAP for a designated time period. The VWAP Sliced Order type allows subscribers to submit ~~conditional~~ trading interest that, if firmed-up and anchored with a contraside order, will receive multiple executions over a designated period, with each execution priced at the VWAP of the relevant portion or "slice" of the designated period. For all VWAP Order Types, the LeveL ATS permits executions at prices outside the prevailing NBBO (subject to certain restrictions noted herein).

While a subscriber's order interest is generally not displayed to other subscribers, firm-up invitations identify certain terms of the contraside order interest (e.g., the symbol and side of a contraside order, among other information).

The LeveL ATS allows subscribers to designate orders, including ~~Firm~~ firm ~~Orders~~orders, ~~Conditional~~ conditional ~~O~~orders, and VWAP Order Types, as only eligible to interact with, or as ineligible to interact with, orders of designated subscribers. Additionally, subscribers may elect to only interact with, or not interact with, certain groups of subscribers, including groups whose constituents are identified by ~~Luminex~~ Kezar Trading in its reasonable discretion (see Part III Item 13 and 14 for additional information).

Subscribers may utilize the LeveL ATS's counterparty permissioning functionality such that the subscriber's orders, including ~~Firm~~ firm ~~Orders~~orders, ~~Conditional~~ conditional ~~Orders~~orders, and VWAP Order Types, are solely eligible to interact with other orders submitted by the subscriber. ~~Luminex~~ Kezar Trading anticipates that subscribers that are unable to trade report transactions will, or do, utilize this functionality as a means of crossing orders (either as principal or dual agent) and trade reporting or "printing" the resulting transactions.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	Firm and Conditional Orders (except VWAP order types): The LeveL ATS, outside of the Opening Cross and barring additional execution instructions, matches ~~Firm~~ firm ~~Orders~~ orders based on the following factors in the following order: (i) price and (ii) time. All orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). For orders pegged to the midpoint of the NBBO, where (x) the prevailing midpoint is above $1.00, the LeveL ATS will round any implicit subpenny limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.01 and (y) the prevailing midpoint is less than $1.00, the ATS, where applicable, will round any implicit limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.0001. Pegged orders are ranked based on their pegged price and not on any ultimate limit price associated with the order. For purposes of establishing time priority the LeveL ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies a ~~Firm~~ firm ~~Order~~order, other than to reduce the order's size, the LeveL ATS treats the order as received at the time of modification. Notwithstanding the foregoing, Firm-Up Orders may not be modified. The LeveL ATS, for the avoidance of doubt, treats a Firm-Up Order's time of receipt as the time the LeveL ATS receives the Firm-Up Order (and not the time the LeveL ATS received the related ~~Conditional~~ conditional ~~Order~~order). As between two orders to a match, the order treated by the LeveL ATS as having been received first is deemed to "add" liquidity, while the other order is deemed to "remove" liquidity.

Notwithstanding the foregoing, ~~Conditional~~ conditional ~~Orders~~ orders are not subject to the priority logic described above. Rather, where contraside trading interest exists, all eligible ~~Conditional~~ conditional ~~Orders~~ orders will receive Invites (i.e., the ~~Conditional~~ conditional ~~Order~~ order received first will not have priority in receiving an Invite).

Where two ~~Firm~~ firm ~~Orders~~ orders (with the exception of Firm VWAP Orders, as defined and described below) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the LeveL ATS receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). Notwithstanding the foregoing, a Firm-Up Order is only eligible to execute at the midpoint of the NBBO and, for the avoidance of doubt, executions between ~~Firm~~ firm ~~Orders~~ orders and Firm-Up Orders will only occur at the midpoint of the NBBO. The LeveL ATS will not execute any order outside the NBBO, including in the Opening Crosses.

The LeveL ATS disregards any "intermarket-sweep order" designation included with an order. The LeveL ATS does not execute orders when the NBBO is crossed. By default, all orders submitted by a subscriber are eligible to execute when the NBBO is locked. However, subscribers may (i) designate, on an order-by-order basis, whether an order is eligible to execute when the NBBO is locked or (ii) designate all orders submitted via a FIX session as ineligible to execute when the NBBO is locked.

The LeveL ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the LeveL ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order, (ii) be crossed at a particular price or (iii) be crossed with a particular subscriber or desk, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price. The LeveL ATS will not execute short sale orders at the NBB when a |

circuit breaker is in effect, although short sales may otherwise be executed at permissible prices. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

Full Day VWAP Orders: The LeveL ATS attempts to cross all open Full Day VWAP Orders at 9:28 a.m. ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contraside Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders are ineligible to match outside the Full Day VWAP Cross. For clarity, Full Day VWAP Orders may only interact with other Full Day VWAP Orders. Full Day VWAP Orders can only be firm orders; there are no conditional Full Day VWAP Orders.

Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day. "Anchored" orders are ineligible to match with other orders in the LeveL ATS. The LeveL ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

As noted above, and unless cancelled by ~~Luminex~~Kezar Trading, anchored Full Day VWAP Orders receive an execution price equal to that day's VWAP for the security.

Except where cancelled by ~~Luminex~~Kezar Trading, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is terminated "early" due to a Market Wide Circuit Breaker). A Full Day VWAP Order that is cancelled by ~~Luminex~~ Kezar Trading will not receive an execution.

VWAP Block Orders: Subscribers may submit ~~Conditional~~ VWAP Block Orders starting at 7:30 a.m. ET. Firm VWAP Block Orders are eligible to match with other firm VWAP Block Orders or with conditional VWAP Block Orders, and conditional~~Conditional~~ VWAP Block Orders are eligible to generate and receive VWAP Block Invites (as defined herein) following the LeveL ATS's receipt of the Opening Trade Report for the relevant security (as defined in Part III Item 10).

In the event of a conditional match between eligible contra-party ~~Conditional~~ conditional VWAP Block Orders or between an eligible firm VWAP Block Order and a conditional VWAP Block Order, the relevant c~~C~~onditional VWAP Block Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "~~Firm~~ VWAP Block Firm-Up Orders"). The LeveL ATS will not allow ~~Conditional~~ VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside ~~C~~conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A ~~Conditional~~ VWAP Block Order will only cause a single contra conditional VWAP Block Order~~order~~ to generate a VWAP Block Invite. Where multiple eligible contra-party ~~Conditional~~ VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and are treated as having priority over all limit orders. The LeveL ATS will immediately cancel a ~~Conditional~~ conditional VWAP Block Order once that ~~Conditional~~ conditional VWAP Block Order has generated a VWAP Block Invite.

~~Firm~~ VWAP Block Firm-Up Orders must include market or limit pricing instructions. A ~~Firm~~ VWAP Block Firm-Up Order may include any limit price, although a Firm VWAP Block Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

~~Firm~~ VWAP Block Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the ~~Conditional~~ conditional VWAP Block Order related to the VWAP Block Invite or the LeveL ATS will reject the order. The ~~Firm~~ VWAP Block Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The ~~Firm~~ VWAP Block Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating ~~Conditional~~ conditional VWAP Block Order.

Where both subscribers to a preliminary match between conditional VWAP Block Orders submit VWAP Block Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the VWAP Block Firm-Up Orders will anchor. For clarity, VWAP Block Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Block Firm-Up Orders and the ATS has determined the VWAP Block Firm-Up Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel VWAP Block Firm-Up Orders at any time after submission, including post-anchoring.

Anchored ~~Firm~~ firm VWAP Block Orders and VWAP Block Firm-Up Orders will receive the VWAP of the "VWAP Block Time;" provided, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored ~~Firm~~ VWAP Block Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is a Level 1, 2, or 3); (iv) subscriber cancellation of an anchored ~~Firm~~ firm VWAP Block Order or VWAP Block Firm-Up Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of the clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring. Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; provided, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during a VWAP Block Time is outside one order's limit price, the anchored ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders are cancelled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits ~~Firm~~ VWAP Block Orders to execute outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; provided, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any) is cancelled. For example, if two VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be canceled back.

VWAP Sliced Orders: As discussed further below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP period.

Subscribers may submit ~~Conditional~~ VWAP Sliced Orders starting at 7:30 a.m. ET. Firm VWAP Sliced Orders are eligible to match with other firm VWAP Sliced Orders or with conditional VWAP Sliced orders, and c~~C~~onditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites, following the ATS's receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Invitation - In the event of a conditional match between eligible contra-party ~~Conditional~~ conditional VWAP Sliced Orders or an eligible firm VWAP Sliced Order and an eligible contra-party conditional VWAP Sliced Order, the relevant c~~C~~onditional VWAP Sliced Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "~~Firm~~ VWAP Sliced Firm-Up Orders"). The LeveL ATS will not allow ~~Conditional~~ VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside ~~Conditional~~ conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders'' attributes, are considered "~~"~~eligible."~~"~~ A firm VWAP Sliced Order or c~~C~~onditional VWAP Sliced Order will only cause a single contra conditional VWAP Sliced order to generate a VWAP Sliced Invite. Where multiple eligible contra-party ~~Conditional~~ VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, limit orders are ranked based upon their actual limit price. Market orders are treated as being on price parity with other market orders, and market orders are treated as having priority over all limit orders. The LeveL ATS will immediately cancel a ~~Conditional~~ conditional VWAP Sliced Order once that ~~Conditional~~ conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

~~Firm~~ VWAP Sliced Firm-Up Orders must include market or limit pricing instructions. A ~~Firm~~ VWAP Sliced Firm-Up Order may include any limit price, although a ~~Firm~~ VWAP Sliced Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

~~Firm~~ VWAP Sliced Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the ~~Conditional~~ conditional VWAP Sliced Order related to the VWAP Sliced Invite or the LeveL ATS will reject the order. The ~~Firm~~ VWAP Sliced Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The ~~Firm~~ VWAP Sliced Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating ~~Conditional~~ conditional VWAP Sliced Order.

Once anchored, ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "illiquid" names will receive a minimum of five (5) executions. The LeveL ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances, the ATS permits ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored ~~Firm~~ firm VWAP Sliced Order or anchored VWAP Sliced Firm-Up Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2, or 3); (iii) subscriber or ~~Luminex~~ Kezar Trading cancellation of an anchored ~~Firm~~ firm VWAP Sliced Order or anchored VWAP Sliced Firm-Up Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed; if thirty (30) seconds have not elapsed then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

For all order types, where a subscriber utilizes Internalization-Only functionality (further described in Part III Item 14 below), that subscriber's order will only be eligible to interact with other orders submitted by that subscriber. As a general matter, ~~Luminex~~ Kezar Trading understands subscribers utilize this functionality to cross orders of the subscriber's underlying customers (or fill the underlying customer's order as principal) and leverage ~~Luminex's~~ Kezar Trading's trade reporting capabilities.

For all order types, trading errors resulting in the LeveL ATS are recorded in ~~Luminex's~~ Kezar Trading's error accounts. ~~Luminex~~ Kezar Trading views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices. ~~Luminex~~ Kezar Trading handles all executions at clearly erroneous prices consistent with applicable rules of the self-regulatory organizations. Potential trading errors can be raised by subscribers or identified by ~~Luminex~~ Kezar Trading personnel. ~~Luminex~~ Kezar Trading Compliance, after confirming activity represents a trading error, will attempt to place the subscriber in the position it would have been in had the error not occurred.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?	◉ Yes ○ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for	~~Luminex~~ Kezar Trading groups all subscribers into one or more of the following groups (the "Predetermined Counterparty Groups"). Subscribers are grouped at the MPID level. As such, a subscriber with multiple MPIDs may be included in multiple Predetermined Counterparty Groups, but each individual MPID will only be included in a single Predetermined Counterparty Group. Predetermined Counterparty Groups include subscribers whose order characteristics or general business model ~~Luminex~~ Kezar Trading has determined are reasonably characterized as representing (i) agency algorithms or smart-order-routers, (ii) broker-dealers, (iii) exchanges or other ATSs, (iv) electronic market-makers, (v) high-touch agency broker-dealers, (vi) high-touch proprietary broker-dealers, (vii) low-touch prop, and (viii) sponsored access arrangements. Predetermined Counterparty Group classifications are determined by ~~Luminex~~ Kezar Trading. While certain objective criteria is

each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

employed (such as whether a subscriber is primarily submitting agency or principal order interest, whether a subscriber's order flow represents ATS or exchange exhaust, and the percentage of orders that are deemed to add or remove liquidity (used in determining whether a subscriber is a member of the electronic market-makers or low-touch prop Predetermined Counterparty Group)), determinations are largely based on subjective criteria. Additionally, while certain Predetermined Counterparty Groups represent primarily agency or principal trading interest, ~~Luminex~~ Kezar Trading does not restrict any Predetermined Counterparty Group to trading interest that is exclusively agency or principal (e.g., MPID categorized as "agency algorithms or smart-order-routers" may include MPIDs that submit both agency and principal trading interest).

Predetermined Counterparty Group categorization occurs at subscriber onboarding and whenever a subscriber uses a "new" MPID to connect to the ATS. ~~Luminex~~ Kezar Trading informs subscribers of their Predetermined Counterparty Group(s) at onboarding, following the addition of a "new" MPID and, where applicable, following any change in categorization. While subscribers may provide ~~Luminex~~ Kezar Trading with information regarding the order flow associated with an MPID and the subscriber's view on the appropriate Predetermined Counterparty Group, categorization is ultimately in ~~Luminex's~~ Kezar Trading's sole discretion. ~~Luminex~~ Kezar Trading personnel may elect to revise an MPID's Predetermined Counterparty Group categorization in the event ~~Luminex~~ Kezar Trading learns of changes in the associated order flow. ~~Luminex~~ Kezar Trading does not disclose a subscriber's Predetermined Counterparty Group categorization(s) to other subscribers.

Subscribers may request that ~~Luminex~~ Kezar Trading "create" a Custom Counterparty Group (as further described in Part III Item 14). Custom Counterparty Groups (together with Predetermined Counterparty Groups, the "Counterparty Groups") represent groups of subscribers that exhibit certain objective characteristics that a subscriber wishes to either solely interact with or not interact with. For example, a Custom Counterparty Group may include subscribers that, on average, submit a Firm-Up Order in response to an Invite at least 50% of the time. A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on ~~Luminex's~~ Kezar Trading's willingness and ability to support such a proposed Custom Counterparty Group. ~~Luminex~~ Kezar Trading will not create Custom Counterparty Groups that utilize subjective criteria as a factor (for instance, ~~Luminex~~ Kezar Trading will reject a request to create a Custom Counterparty Group that represents "toxic" order flow). Inclusion in a Custom Counterparty Group is assessed at the MPID level.

~~Luminex~~ Kezar Trading does not inform subscribers of Custom Counterparty Groups being utilized by other subscribers. Further, ~~Luminex~~ Kezar Trading does not identify the constituent members of a Custom Counterparty Group to the subscriber "utilizing" the Custom Counterparty Group. ~~Luminex~~ Kezar Trading periodically updates the constituent members of each Custom Counterparty Group. The time period between updates varies based on the criteria employed in the specific Custom Counterparty Group. However, where the criteria for a Custom Counterparty Group is the percentage of time a subscriber submits a Firm-Up Order in response to an Invite, ~~Luminex~~ Kezar Trading will update the group's members following the end of each calendar quarter.

Subscribers may elect to only interact with, or not interact with, one or more Counterparty Groups. Inclusion in a Counterparty Group does not otherwise impact a subscriber's use of the ATS. See Part III Item 14 for additional information regarding counterparty permissioning in the LeveL ATS.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

○ Yes ◉ No

If no, identify and explain any differences.

Predetermined Counterparty Group categorization is ultimately at ~~Luminex's~~ Kezar Trading's discretion, although ~~Luminex~~ Kezar Trading utilizes certain objective factors as part of its categorization process.

Notwithstanding the foregoing, ~~Luminex~~ Kezar Trading reviews the trading activity of all subscribers categorized as electronic market-makers and low-touch prop on a quarterly basis. Where, during the prior quarter, the subscriber removed, rather than added, liquidity on the LeveL ATS at least 80% of the time, the subscriber will be categorized as a member of the low-touch prop Predetermined Counterparty Group for the following quarter. For the avoidance of doubt, only subscribers categorized as electronic market-makers and low-touch prop are subject to these quarterly reviews.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ● No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	● Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	Subscribers are informed of their Predetermined Counterparty Group at onboarding and, where applicable, following any change in categorization. While subscribers may provide ~~Luminex~~ Kezar Trading with information regarding the order flow associated with an MPID and the subscriber's view on the appropriate Predetermined Counterparty Group, categorization is ultimately in ~~Luminex's~~ Kezar Trading's sole discretion. ~~Luminex~~ Kezar Trading personnel may elect to revise an MPID's Predetermined Counterparty Group categorization in the event ~~Luminex~~ Kezar Trading learns of changes in the associated order flow. ~~Luminex~~ Kezar Trading does not disclose a subscriber's Predetermined Counterparty Group categorization(s) to other subscribers.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

Item 14: <u>Counter-Party Selection</u>

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u> designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	● Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID or FIX-session level.

Subscribers may designate orders submitted through a particular FIX-session (that is, each dedicated FIX message stream utilized by the subscriber) as only eligible to interact with orders submitted through a specified FIX-session, including (x) a FIX-session utilized by the subscriber submitting the order and (y) a FIX-session utilized by a third-party subscriber (such permissioning |

instructions, "Session Permissioning").

Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). Subscribers may elect that their orders not interact with other orders submitted by the same MPID. Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to prioritize other orders submitted by the same subscriber relative to orders submitted by third-party subscribers. Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). For clarity, subscribers may utilize Session Permissioning instructions to implement Internalization-Only, Contra-party and Desk Permissioning elections.

Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups. Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group") and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on ~~Luminex's~~ Kezar Trading's willingness and ability to support such a proposed Custom Counterparty Group.

Counterparty permissioning elections must be made, or confirmed, through an email to the subscriber's LeveL ATS sales representative at Luminex. Revisions to counterparty permissioning elections must also be made or confirmed via email to the subscriber's sales representative at ~~Luminex~~Kezar Trading. Generally, subscribers may unilaterally make counterparty permissioning elections (i.e., without approval of or notification to counterparties impacted by the election). However, where a subscriber wishes to utilize Contra-party Permissioning to only interact with orders from one or more designated subscribers, all subscribers to the arrangement must separately permission the arrangement. Permissioning must be provided through an email to the subscriber's LeveL ATS sales representative at Luminex. A subscriber to such a Contra-party Permissioning arrangement may unilaterally terminate the arrangement by emailing the subscriber's LeveL ATS sales representative at ~~Luminex~~Kezar Trading.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?	○ Yes ◉ No
b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?	◉ Yes ○ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.	An order can only be viewed by the subscriber that submitted the order and by individuals involved in the operation of the LeveL ATS whose position and job responsibilities require access to such data. Notwithstanding the foregoing, when eligible contra-party interest exists, the LeveL ATS will disseminate invites to the submitters of ~~Conditional~~ conditional ~~Orders~~orders, ~~Conditional~~ conditional VWAP Block Orders and ~~Conditional~~ conditional VWAP Sliced Orders (that is, as applicable, Invites, VWAP Block Invites, and VWAP Sliced Invites). Invites are sent via FIX message and are not "deleted" by ~~Luminex.~~Kezar Trading. However, as noted in Part III Item 9, an invite recipient has two (2) seconds to respond to an invite by submitting, as applicable, a Firm-Up Order, ~~Firm~~ VWAP Block Firm-Up Order, or ~~Firm~~ VWAP Sliced Firm-Up Order (the "Firm-Up Period"). The ATS will reject any Firm-Up Order, ~~Firm~~ VWAP Block Firm-Up Order or ~~Firm~~ VWAP Sliced Firm-Up Order received after the expiration of the relevant Firm-Up Period. However, for Invites sent requesting that a ~~Conditional~~ conditional ~~Order~~ order firm-up, the Level ATS does not prohibit Invite recipients from submitting a non-Firm-Up Order after expiration of the Firm-Up Period, although in such situations the LeveL ATS views the subscriber as failing to have "firmed-up" in the response to the Invite.
	For ~~Conditional~~ conditional ~~Orders~~orders, Invites identify the number of shares that would have been filled had both orders (i.e., the ~~Conditional~~ conditional ~~Order~~ order and the contra interest) been ~~Firm~~ firm ~~Orders~~ orders at the time of the match. VWAP Block Invites and VWAP Sliced Invites identify the number of shares that would have been filled had both conditional orders been firm orders at the time of the match and the Bespoke Anchor Time (i.e., the longest permissible overlapping anchor time). ~~Firm~~ VWAP Block Firm-Up Orders and ~~Firm~~ VWAP Sliced Firm-Up Orders will never generate VWAP Block Invites or VWAP Sliced Invites. By default, ~~f~~Firm ~~o~~Orders will not generate Invites. The LeveL ATS does not otherwise display or make known trading interest bound for or resting in the LeveL ATS. See Part III Item 9 for additional information regarding ~~Conditional~~ conditional ~~Orders~~orders, ~~Conditional~~ conditional VWAP Block Orders and ~~Conditional~~ conditional VWAP Sliced Orders.
c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u> subscription, connectivity), the structure of the fees (<u>e.g.</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u> high and low).	~~Luminex~~ Kezar Trading charges a commission of $0.0000 to $0.0015/share for executions in the LeveL ATS. Commission rates for transactions resulting from Firm Orders are individually negotiated between ~~Luminex~~ Kezar Trading and the relevant subscriber and may be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions. Luminex charges a standard commission rate of $0.0015/share for transactions resulting from Conditional/Firm-Up Orders, subject to volume-based pricing tiers discussed below. Notwithstanding the foregoing, commission rates for transactions resulting from Conditional/Firm-Up Orders are subject to negotiation. ~~Luminex~~ Kezar Trading will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders. ~~Luminex~~ Kezar Trading does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders.

~~Luminex~~ Kezar Trading does not charge any other fees for use of the LeveL ATS (i.e., Luminex only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by ~~Luminex~~Kezar Trading). |

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Executions resulting from Conditional/Firm-Up Orders are subject to volume-based pricing tiers. Pricing tiers are based on the relevant subscriber's average daily trading volume ("ADV") in the LeveL ATS during the prior calendar month, regardless of the order type or functionality used. A subscriber whose ADV in the ATS during the prior calendar month was less than 1 million shares is charged $0.0015/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the LeveL ATS during the prior calendar month met or exceeded 1 million shares is charged $0.0010/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the LeveL ATS during the prior calendar month met or exceeded 3 million shares is charged $0.0005/share for all executions resulting from Conditional/Firm-Up Orders. For the sake of clarity, the relevant pricing tier applies to all executions resulting from Conditional/Firm-Up Orders during the relevant calendar month and does not impact the commission rate charged for executions resulting from Firm Orders. Notwithstanding the foregoing, subscribers may negotiate the commission rates charged for transactions resulting from Conditional/Firm-Up Orders, including volume-based pricing tiers noted above. ~~Luminex~~ Kezar Trading will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders.

Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	~~Luminex~~ Kezar Trading will suspend trading in a security due to regulatory halts, systems issues (e.g., market data issues) and to prevent a stock from triggering Fair Access or Regulation SCI thresholds. Additionally, ~~Luminex~~ Kezar Trading may, in its discretion, suspend trading in a security due to concerns about potential trading errors, such as where ~~Luminex~~ the Firm believes there may confusion as to a security's ex-dividend date. Generally, the LeveL ATS continues to accept orders following a trading halt or other suspension of trading. However, the LeveL ATS may elect to stop accepting orders if there are system issues or market disruptions that warrant a complete cessation of trading. Generally, the LeveL ATS will not cancel back open interest following a suspension in trading, even where the LeveL ATS rejects new orders. In the event a security becomes subject to a Level 3 Market Wide Circuit Breaker at any time during the trading day, or where the security becomes subject to a Level 1 or Level 2 Market Wide Circuit Breaker that starts at or after 3:25 p.m. ET, the ATS will execute any anchored Full Day VWAP Orders at the day's VWAP price calculated up to the time at which the security became subject to the Market Wide Circuit Breaker.

	In the event a security becomes subject to a trading halt or Market Wide Circuit Breaker at any time during the trading day (whether such Market Wide Circuit Breaker is a Level 1, 2, or 3), the LeveL ATS will execute any anchored ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders. The VWAP Block Time for each pair of anchored ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders shall be deemed to terminate at the time at which the security became subject to the Market Wide Circuit Breaker.
	In the event a security becomes subject to a trading halt or Market Wide Circuit Breaker at any time during the trading day (whether such Market Wide Circuit Breaker is Level 1, 2, or 3), the LeveL ATS will cancel any anchored ~~Firm~~ firm VWAP Sliced Orders or VWAP Sliced Firm-Up Orders. Such ~~Firm~~ VWAP Sliced Orders will not receive a final execution.
	In the event a security becomes subject to a trading halt at any time during the trading day, the LeveL ATS will not allow ~~Conditional~~ conditional VWAP Block Orders or ~~Conditional~~ conditional VWAP Sliced Orders to generate invites.
	Orders received prior to or during a suspension of trading retain their actual order receipt time for priority purposes. FIX messages disseminated by the LeveL ATS may note that a security is subject to a regulatory halt, but will not note whether the LeveL ATS has otherwise suspended trading in the security.
b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. The LeveL ATS maintains a back-up connection to the FINRA/Nasdaq Chicago TRF. Broker-dealer subscribers are required to sign a FINRA Transparency Services Uniform Executing Broker Agreement allowing ~~Luminex~~ Kezar Trading to report transactions on their behalf.
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 22: <u>Clearance and Settlement</u>

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (<u>e.g.</u> whether the ATS becomes a	While ~~Luminex~~ Kezar Trading effects transactions on the LeveL ATS as dual-agent, ~~Luminex~~ Kezar Trading acts as principal for settlement purposes. While BofA clears and settles all transactions executed in the LeveL ATS pursuant to a fully-disclosed clearing agreement between ~~Luminex~~ Kezar Trading and BofA, ~~Luminex~~ the Firm requires every subscriber to either self-clear or have its own clearing arrangement with a clearing firm (for the avoidance of doubt, this may include a separate clearing arrangement between a subscriber and BofA).

counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	BofA will submit trades to NSCC for clearing in accordance with any QSR arrangement between BofA and the subscriber or the subscriber's clearing firm.
b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 23: <u>Market Data</u>

a. Identify the sources of market data used by the NMS Stock ATS (<u>e.g.</u> proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	The LeveL ATS utilizes data provided by the Securities Information Processor ("SIP") feeds in determining the relevant NBBO for each security. Message data from the SIP feeds is processed by ~~Luminex's~~ Kezar Trading's feed handler system (the "Feed Handler"), which creates, and provides to the LeveL ATS matching engine, messages that indicate the NBBO for each security. Where two orders submitted to the LeveL ATS have overlapping limit prices, the LeveL ATS matching engine will review the most recent NBBO message provided by the Feed Handler in determining whether an eligible execution price inside the NBBO exists.
b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Exhibit 1

Direct Owners/Executive Officers

Organization CRD Number: 171752   **Organization Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

<u>KEZAR TRADING, LLC</u>

Organization SEC Number: 8-69476   **Applicant Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

KEZAR TRADING, LLC

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
STUPAY, MICHAEL ELLIOT	Individual	FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER	03/2022	Less than 5%	N	N	2287906
~~TITAN PARENT COMPANY, LLC~~ KEZAR MARKETS, LLC	Domestic Entity	OWNER	03/2022	75% or more	Y	N	20-1926812
MIELE, STEPHEN R	Individual	CHIEF STRATEGY OFFICER	03/2022	Less than 5%	N	N	2645590
CONARY, NEIL WHITNEY	Individual	CEO	03/2022	Less than 5%	Y	N	1060818
DOLAN, JAMES CHRISTOPHER	Individual	CHIEF COMPLIANCE OFFICER	09/2015	Less than 5%	Y	N	3219968
HAGEN, DAVID WALTER	Individual	CHIEF PRODUCT OFFICER	03/2022	Less than 5%	N	N	2101752
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	Less than 5%	N	N	3104547

Exhibit 2
Organization Indirect Owners

Organization CRD Number: 171752   **Organization Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

<u>**KEZAR TRADING, LLC**</u>

Organization SEC Number: 8-69476   **Applicant Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

<u>**KEZAR TRADING, LLC**</u>

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
FMR, LLC	Domestic Entity	~~TITAN PARENT COMPANY, LLC~~ <u>KEZAR MARKETS, LLC</u> THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	03/2022	25% but less than 50%	Y	N	04-3532603
NASDAQ, INC.	Domestic Entity	~~TITAN PARENT COMPANY~~ <u>KEZAR MARKETS, LLC</u>	SHAREHOLDER	03/2022	25% but less than 50%	Y	Y	52-1165937